Municipal High Income Fund Inc


Results of a Special Meeting of Shareholders

On October 21, 2005, a Special Meeting of Shareholders was held to approve a new management agreement. The following table provides the number of votes cast for, against or witheld, as well as the number of abstentions and broker non-votes as to the matter vooted on at thr Special Meeting of Shareholders.

Item Voted On		   Votes For	Votes Against	Abstentions

New Management Agreement  10,513.534	580,009		472,297